CONTANGO OIL & GAS COMPANY
3700 BUFFALO SPEEDWAY, STE.960
HOUSTON, TEXAS 77098
TEL. (713)960-1901
FAX. (713)960-1065

VIA EDGAR

March 8, 2007

Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

Re:	Contango Oil & Gas Company Form 10-K for the Fiscal Year Ended June 30, 2006 Filed September 12, 2006 File No. 1-16317

Dear Mr. Hiller:

We respectfully submit this response addressing your comments received in your facsimile dated February 6, 2007 regarding the above referenced filing. For your convenience, set forth below are your numbered comments in bold followed by our responses.

Form 10-K for the Fiscal Year Ended June 30, 2006

Cover Page
1.	Please revise your Commission File Number on all future filings to reflect the correct file number, 001-16317.

All future filings will reflect the correct file number, 001-16317.

Selected Financial Data, page 31
2.	We note the reasons you believe the non-GAAP financial measure of EBITDAX is useful to investors as an indicator of your operating performance and ability to incur and service debt. As it remains unclear how EBITDAX provides a meaningful measure of operational performance, you will need to provide a more substantive discussion of how you have defined operating performance, relative to operating performance as measured under GAAP, to provide sufficient context; you will also need to disclose what it is that you believe the EBITDAX measures reveal about your operating performance and ability to incur and service debt.

Additionally, since you present EBITDAX as a measure that can be used in determining amounts available to service debt, the adjustment to exclude exploration costs may need to be eliminated as this does not appear consistent with the stated purpose.

Prior to excluding exploration costs, EBITDAX is nothing more than EBITDA, which is a widely accepted indicator of a company’s ability to incur and service indebtedness and is frequently used to evaluate a company’s operating performance. Analysts in the oil and gas industry routinely use EBITDA as a common performance measure to compare results across peers for “full cost” companies. We included EBITDAX because we believe it provides a meaningful measure of operating performance for “successful efforts” companies that is comparable to our peer group of smaller CAP independent oil and gas companies, the majority of whom follow “full cost” accounting, and thereby allows investors to compare our financial indicators with those of peer companies that follow the full cost method of accounting. One of the main differences between the full cost and successful efforts method of accounting concerns costs that cannot be directly related to the discovery of specific oil and gas reserves. Under the full cost method of accounting, these costs are capitalized, but under the successful efforts method of accounting, such costs are charged to expense. By excluding exploration costs, the result is a financial measure similar to EBITDA for full cost companies, which investors can easily compare. Nonetheless, to avoid confusion, we have decided to exclude EBITDAX from all future filings.

Last, we note that your reconciliation of EBITDAX begins with the title, “Income (loss) from continuing operations.” The description of this line item does not appear to be accurate, as the amounts presented for this caption exclude other income and taxes.

We failed to state that income (loss) from continuing operations was before other income and taxes. Since we will not be including EBITDAX in our future filings, this will no longer be an issue. All future filings will exclude all references to EBITDAX.

Management’s Discussion and Analysis and Financial Condition and Results of Operations, page 33
3.	We note that your analysis of results of operations combines the effects of both continuing and discontinued operations. Item 303 of Regulation S-K requires that MD&A provide a material historical and prospective textual disclosure to enable investors to assess the financial condition and results of operations of the registrant, with particular emphasis on the registrant’s prospects for the future. As such, we do not believe you should discuss the results of your discontinued operations on a combined basis with continuing operations. Please revise to segregate your discussion of continuing operations from your discontinued operations. For additional guidance, see Item 303 of Regulation S-K and FRC Section 501.

FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires us to classify our property sales as discontinued operations, even though management believes property sales are an integral part of our routine and on-going operations. While the Company must abide by this accounting rule, we believe the description of an ongoing routine segment of our business as discontinued operations is not descriptive of our business model. Contango’s business strategy, as stated in Note 2 - Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements in our Form 10-K, reads “An integral and on-going part of our business strategy is to sell our proved reserves from time to time in order to generate additional capital to reinvest in our onshore and offshore exploration programs.” This has been the Company’s strategy since inception.

Item 1. Business, Our Strategy on page 1 of our Form 10-K goes on to read “From time-to-time as part of our business strategy, we have sold and in the future may continue to sell some or a substantial portion of our proved reserves to capture current value, using the sales proceeds to further our exploration, LNG and alternative energy investment activities. Since its inception, the Company has sold over $80.0 million worth of oil and natural gas properties, and views periodic reserve sales as an opportunity to capture value, reduce reserve and price risk, and as a source of funds for potentially higher rate of return natural gas and oil exploration opportunities.” Our business strategy employs periodic oil and gas property sales as a means to avoid dilution and an over reliance on debt capital. Our objective is to “recycle” this capital into exploration and production to hopefully earn a higher rate of return. We therefore believe that classifying our routine property sales as discontinued operations is not entirely helpful to our shareholders in understanding our business strategy when property sales are a routine and to be expected part of our normal business. We further believe we should combine the results of discontinued operations with continuing operations, because if discontinued operations were excluded, there would routinely be quarters where disclosure of our ongoing operations would not fully describe our activities and liquidity.

Item 303 of Regulation S-K requires that MD&A enable investors to assess the financial condition and results of operations of the registrant, with particular emphasis on the registrant’s prospects for the future. We believe that the way we combined the results of discontinued operations with continuing operations, and then identified the continuing operations portion separately (instead of exclusively), provides investors with a more relevant and accurate description of our operations.

Similarly, we note your liquidity discussion on page 37 includes the combined effects of both continuing and discontinued operations. The discussion of liquidity should cover all the years presented from a trend standpoint, and address matters that make past results not indicative of future results. Please revise your disclosures accordingly. Also ensure that you address the following points:

(a)	Describe how cash flows from discontinued operations are reported in the cash flow statements;
(b)	Quantify cash flows from discontinued operations, if they are not disclosed separately in the cash flow statement; and
(c)
Describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources. For example, provide the effect on financing levels, terms, and covenants.

Please refer to Current Accounting and Disclosure Issues in the Division of Corporate Finance, November 30, 2006, II (C ) (1) Statement of Cash Flows - Discontinued Operations, located on our website at the following address.

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

As discussed earlier in our response to this comment #3, if we were to only discuss continuing operations, there would be quarters where we would essentially have nothing to disclose. Selling assets is such an integral part of our business, to classify it as discontinued operations and not discuss it would require us to omit important and relevant information about a major source of our liquidity and cash flow to fund our capital expenditures.

Please see Exhibit A for additional disclosures to be included in the liquidity discussion, addressing items a, b and c above. We will implement this additional disclosure in all future filings.

Critical Accounting Policies, page 39
4.
We note that you have identified many areas of accounting that you regard as critical, due to the significant level of judgment required to determine various assumptions underpinning their application, and which under different conditions, could lead to “material differences” in your financial statements. However, the disclosures that you provide appear to be essentially the same as the accounting policies utilized, rather than any specific uncertainties underlying your estimates. In other words, for the critical accounting policies that you disclose, you have not sufficiently identified the critical judgment and estimation attributes.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.
(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.
(c)	An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

We agree that our Critical Accounting Policies disclosures are essentially the same as the accounting policies utilized. Please see Exhibit B for a revised “Application of Critical Accounting Policies and Managements Estimates”, which we will implement in all future filings.

Financial Statements, page F-1

Note 2 - Summary of Significant Accounting Policies, page F-8
5.
We note that your consolidation policy on accounting for exploration and development subsidiaries not wholly owned, such as 42.7 percent owned Republic Exploration LLC, described on page F-10, which are not controlled by you, are proportionately consolidated. Tell us why you record income and losses from these ventures based on a hypothetical liquidation basis, rather than your proportional ownership percentage, with the establishment of a receivable or payable resulting from any further contractual adjustments that may be required under the terms of your profit sharing. A schedule of your income and loss recognition determinations supporting your accounting and explanation would be helpful to our understanding.

Republic Exploration LLC, a Texas limited liability company (“REX”), was formed in August 2000. The three original members were the Company, a privately held exploration company (the Managing Member of REX), and a privately held seismic company. The Company contributed approximately $6.7 million in cash, the privately-held exploration company contributed exploration expertise, and the privately held seismic company contributed certain 3-D seismic data. Under the terms of the Limited Liability Company Agreement of REX (the “LLC Agreement”), each member received a 33.3 percent ownership in REX in exchange for its contribution. However, due to the differing nature of each member’s contributions, the LLC Agreement provided for a disproportionate sharing of income and losses until certain milestones were reached. Contango was to receive 100.0% of the income and losses of REX until these milestones were achieved.

Based on the rights and duties given to the Managing Member of REX by the LLC Agreement, the Company determined that it did not control REX. As such, the Company concluded that consolidation of REX was not appropriate under Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, as amended by Statement of Financial Accounting Standard No. 94, Consolidation of All Majority-Owned Subsidiaries.” Based on long-standing industry practice and as subsequently permitted by EITF 00-01, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures”, the Company elected to proportionately consolidate its investment in REX.

Generally, under APB No. 18, “The Equity Method of Accounting for Investments in Common Stock”, the percentage of equity interest used to accrue income or loss related to an investment in a corporate investee should be based on the currently outstanding ownership rights. However, due to different allocations among the investors for profits, losses, certain costs, distributions from operations and distributions on liquidations, or when changes in the allocation ratios are required at specified times or upon the occurrence of certain milestones, the Company determined that it would not be appropriate to record its share based solely on its stated ownership percentage. Instead, the Company looked to the guidance in paragraph 25 of Statement of Position No. 78-9, “Accounting for Investments in Real Estate Ventures - Other Accounting Matters Related to the Use of the Equity Method - Allocation Ratios for the Determination of Investor Income.” Specifically, the Company looked to the following guidance in SOP No. 78-9:

“Accounting by the investors for their equity in the venture's earnings under such agreements requires careful consideration of substance over form and consideration of underlying values as discussed in paragraph .19. The division believes that in order to determine the investor's share of venture net income or loss, such agreements or arrangements should be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with generally accepted accounting principles) will affect cash payments to the investor over the life of the venture and on its liquidation. The division believes that specified profit and loss allocation ratios should not be used to determine an investor's equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis.”

Based on this guidance, the Company determined the best method for representing the substance of its investment in REX is the hypothetical liquidation method as prescribed in SOP 78-9. In addition to the disproportionate allocation of income and loss at the formation of REX, the LLC Agreement also provides that REX may be dissolved and its affairs will be wound up upon approval by all of the members. As such, at any point in time, REX may actually be liquidated on a very short time horizon. Under the hypothetical liquidation method, the Company has consistently calculated its income or loss in REX as follows:

•	The investor's capital account at the end of the period, assuming that the joint venture was liquidated or sold at book value, plus;

•	Cash distributions received by the investor during the period, minus;

•	The investor's new investments in the joint venture during the period, minus;

•	The investor's capital account at the beginning of the period, assuming that the joint venture was liquidated or sold at book value.

The Company does not believe that SOP 78-9 provides for an option to establish a receivable or payable resulting from the difference between the stated ownership percentage and actual income or loss allocation per the LLC Agreement. In addition, the Company does not believe that the recognition of an asset or liability during the time of disproportionate allocation is proper under the definitions in Concept Statement No. 6. The Company believes that the assets are not necessarily probable future economic benefits and the liabilities are not necessarily probable future sacrifices.

For instance, assume hypothetically that Company A has a 25% ownership in Investee Z but is allocated all profits and losses from Investee Z for three years. Further assume that Investee Z reports income of $100 in Year 1. Under the accounting method suggested by the staff, Company A would record income of $100 and a payable of $75 in Year 1. However, we do not believe that Company A has a $75 probable future sacrifice at the end of Year 1. If Investee Z were to terminate on the first day of Year 2, Company A has no obligation to pay the other members of Investee Z the $75.

The Company believes its accounting for its investment in REX (and other limited liability companies subject to the same fact pattern) is proper and has been applied consistently since its formation in August 2000. In addition, the Company has clearly disclosed its method of accounting for REX under “Principles of Consolidation” in each of its Form 10-K’s and Form 10-Q’s since its formation. As such, the Company proposes no changes in its accounting for REX (and other limited liability companies subject to the same fact pattern).

Below is a schedule of our income and loss recognition determinations:

Net Income (Loss) for the 12 Months Ended:	6/30/2006	6/30/2005	6/30/2004

Contango Offshore Exploration LLC	$(729,135)	$(208,617)	$(3,500,878)
Republic Exploration LLC	$14,292	$(374,529)	$2,467,997

Note 9 - Contango Venture Capital Corporation, page F-18
6.	We note that you invested in Contango Capital Partners Fund, L.P. (the “Fund”), which has investments in two alternative energy companies, Protonex Technology Corporation and Jadoo Power Systems. You also state that you account for the Fund's investments under the equity method. However, you later state that the Fund “marks-to-market its investment in Protonex”, and that you “recorded a cumulative $0.8 million increase to [y]our investment resulting primarily from unrealized gains of the Fund as a result of mark-to-market adjustments.” These statements appear inconsistent regarding the accounting method followed by the Fund, as it is unclear whether the Fund is accounting for these investments under the equity method or as trading securities under SFAS 115. Please amend your disclosure to eliminate any inconsistencies and more clearly describe the accounting method applied by the Fund to its underlying investments.

In the future, Note 9 of the Notes to Consolidated Financial Statements will explain that the Fund accounts for its investments in Protonex Technology Corporation and Jadoo Power Systems at fair value in accordance with the AICPA Audit and Accounting Guide, “Investment Companies”, and that we account for our investment in the Fund under the equity method. Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” would not always be appropriate as the Fund holds both marketable and non-marketable equity securities. We will use this language, which clearly describes the accounting method applied by the Fund to its underlying investments, in all future filings.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing or need any additional information. Once we have received confirmation that our proposed changes are satisfactory, we will immediately implement them in all future filings.

Sincerely,

CONTANGO OIL & GAS COMPANY

/s/ Kenneth R. Peak
Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer

Exhibit A

In addition to cash flow from operations and from our secured term loan facilities, the selling of oil and gas reserves from time to time has historically been a major source of cash for the Company. Since its inception, the Company has held eight separate oil and natural gas property sales, resulting in proceeds of $87.0 million, and views periodic reserve sales as an opportunity to capture value, reduce reserve and price risk, and as a source of funds for potentially higher rate of return natural gas and oil exploration opportunities. Our periodic oil and gas property sales, which are accounted for as discontinued operations, enhance our liquidity by providing the Company with immediate cash, which would otherwise take years to realize. Our property sales, which we report under GAAP as discontinued operations, make the Company less dependent on debt and the need to seek alternative financing. We have in the past and expect to in the future to continue to rely heavily on the sales of assets to generate cash to fund our operations.

SFAS No. 95 “Statement of Cash Flows” does not require cash flows from discontinued operations to be reported on the cash flow statement. The Securities and Exchange Commission has advised registrants who have discontinued operations to present disclosures about these cash flows. For fiscal year 2006, the Company was provided with approximately $8.3 million in operating cash flows from discontinued operations, $9.9 million in investing cash flows from discontinued operations and $1.6 million in financing cash flows from discontinued operations.

If the Company were to discontinue selling its oil and gas reserves from time to time, it would become more dependent upon cash flow from operations and raising debt and equity capital. Depending upon the level of the Company’s ongoing obligations for debt service and other fixed obligations and the level of capital expenditures budgeted, the Company would either have to cut back on its capital expenditure program or raise additional debt and/or equity capital. There can be no assurance that the Company would be able to raise additional capital.

Exhibit B

Application of Critical Accounting Policies and Management’s Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s significant accounting policies are described in Note 1 to the consolidated financial statements included in this Quarterly Report on Form 10-Q. We have identified below the policies that are of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by management. The Company analyzes its estimates, including those related to oil and gas reserve estimates, on a periodic basis and bases its estimates on historical experience, independent third party reservoir engineers and various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the Company’s financial statements:

Successful Efforts Method of Accounting. Our application of the successful efforts method of accounting for our oil and gas business activities requires judgments as to whether particular wells are developmental or exploratory, since exploratory costs and the costs related to exploratory wells that are determined to not have proved reserves must be expensed whereas developmental costs are capitalized. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive oil and gas field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and therefore management must estimate the portion of seismic costs to expense as exploratory. The evaluation of oil and gas leasehold acquisition costs included in unproved properties requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.

Reserve Estimates. The Company’s estimates of oil and gas reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effect of regulations by governmental agencies, and assumptions governing future oil and gas prices, future operating costs, severance taxes, development costs and workover costs, all of which may in fact vary considerably from actual results. The future drilling costs associated with reserves assigned to proved undeveloped locations may ultimately increase to the extent that these reserves are later determined to be uneconomic. For these reasons, estimates of the economically recoverable quantities of expected oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Company’s oil and gas properties and/or the rate of depletion of such oil and gas properties. Actual production, revenues and expenditures with respect to the Company’s reserves will likely vary from estimates, and such variances may be material. Holding all other factors constant, a reduction in the Company’s proved reserve estimate at March 31, 2007 of 1% would not have a material effect on DD&A expense.

Impairment of Oil and Gas Properties. The Company reviews its proved oil and gas properties for impairment on an annual basis or whenever events and circumstances indicate a potential decline in the recoverability of their carrying value. The Company compares expected undiscounted future net cash flows on a cost center basis to the unamortized capitalized cost of the asset. If the future undiscounted net cash flows, based on the Company’s estimate of future natural gas and oil prices and operating costs and anticipated production from proved reserves, are lower than the unamortized capitalized cost, then the capitalized cost is reduced to fair market value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, with any such impairment charged to expense in the period. Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that will require the Company to record an impairment of its oil and gas properties and there can be no assurance that such impairments will not be required in the future nor that they will not be material.